Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : www.melco-group.com

(Stock Code : 200)

DISCLOSEABLE TRANSACTION

INTRA-GROUP TRANSFER OF EQUITY INTEREST IN TARGET CO

The Board is pleased to announce that on 30 April 2026, the Company, the Vendor (a wholly-owned subsidiary of the Company) and the Purchaser (a wholly-owned subsidiary of Melco Resorts) entered into the Sale and Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Sale Share, representing 100% of the issued share capital of the Target Co, for a consideration of US$375.0 million (equivalent to approximately HK$2,925.0 million) in cash.

The Target Co is an intellectual property holding vehicle within the Group. The Target Co is a wholly-owned subsidiary of the Company (through the Vendor). Upon Completion, the Target Co will become a wholly-owned subsidiary of Melco Resorts (through the Purchaser). As at the date of this announcement, the Company holds approximately 56.32% of the total issued shares of Melco Resorts. As a result of the Transaction, the Company will hold approximately 56.32% of the Target Co through its shareholding in Melco Resorts. The Transaction is in substance an intra-group reorganisation which would result in a net disposal of approximately 43.68% of the Company’s interest in the Target Co. Upon Completion, the Target Co will remain an indirect subsidiary of the Company and the financial results of the Target Co will continue to be consolidated in the consolidated financial statements of the Company.

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Transaction exceeds 5% but all of the applicable percentage ratios are less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT

The Board is pleased to announce that on 30 April 2026, the Company, the Vendor (a wholly-owned subsidiary of the Company) and the Purchaser (a wholly-owned subsidiary of Melco Resorts) entered into the Sale and Purchase Agreement, pursuant to which the Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Sale Share, representing 100% of the issued share capital of the Target Co, for a consideration of US$375.0 million (equivalent to approximately HK$2,925.0 million) in cash.

The principal terms of the Sale and Purchase Agreement are set out below:

Date

30 April 2026

Parties

(1)	the Vendor: MI IP Licensing Services 1 Limited, a wholly-owned subsidiary of the Company;

(2)	the Purchaser: MCO (IP) Holdings Limited, a wholly-owned subsidiary of Melco Resorts; and

(3)	the Company.

Assets to be disposed of

The Sale Share, being one ordinary share representing 100% of the issued share capital of the Target Co.

Consideration

The Consideration for the Sale Share is US$375.0 million (equivalent to approximately HK$2,925.0 million), which shall be paid in cash as to US$300.0 million (equivalent to approximately HK$2,340.0 million) on signing of the Sale and Purchase Agreement and US$75.0 million (equivalent to approximately HK$585.0 million) on Completion.

The Consideration was determined after arm’s length negotiations with reference to the nature, breadth and geographical coverage of the portfolio of Trademarks, the expected license fee income receivable by the Target Co from the Melco Resorts Group for the use of the Trademarks, and license fee income attributable to the Trademarks.

Melco Resorts Group intends that the Consideration will ultimately be funded from a combination of its existing internal resources and borrowings under its existing bank facilities.

Completion

The Transaction is unconditional. Completion shall take place on 8 May 2026 (or such other date as the Vendor and the Purchaser may agree in writing) by way of undertaking with electronic exchange of signed documents and deliverables.

Other terms

The Purchaser shall pay the Vendor the amount equivalent to the aggregate receivables of the Target Co in respect of licence fee payable by the Purchaser for the use of the Trademarks for the period from 1 January 2026 to 30 April 2026 (both dates inclusive), in two tranches upon Completion and by 18 May 2026. The total amount of such payment is in the range of US$17.3 million (approximately HK$134.9 million) to US$18.0 million (approximately HK$140.4 million).

The related licence arrangement with the Purchaser on the use of the Trademarks shall terminate and cease to have any effect upon Completion, save for any claims arising from fraud and wilful conduct.

Company’s limited right to use certain Trademarks

Upon and from Completion, the Purchaser shall grant, and shall cause the Target Co to grant, to the Company a non-exclusive, non-transferable, royalty-free, perpetual, irrevocable and worldwide licence to, among other things, (a) include “Melco” and/or “新濠” in its corporate name (being “Melco International Development Limited”); (b) use “Melco” in certain existing domain names (including “melco-group.com”) and display the Trademarks containing “Melco” and/or “新濠” on the associated websites for limited purposes such as corporate communications and investor relations; (c) display the Trademarks containing “Melco” and/or “新濠” on signage at buildings and offices occupied by the Company and on business materials and collateral materials of the Company; and (d) for such other purposes as may be agreed in writing by the Purchaser from time to time. Each existing subsidiary of the Company (excluding the Melco Resorts Group) which uses “Melco” and/or “新濠” in its corporate name as at the date of the Sale and Purchase Agreement shall be permitted to continue to do so on a basis consistent with past practice, provided that such subsidiary is not, and will not be, engaged in any gaming, leisure or hospitality related business.

Except as expressly provided in the Sale and Purchase Agreement, upon and from Completion, the Company, its subsidiaries, joint ventures, and associated or affiliated companies and other related entities (excluding the Melco Resorts Group) shall, on a worldwide basis, be excluded from the use or initiation of any new registration of any of the Trademarks and shall have no right to register, apply for registration or use the Trademarks anywhere in the world.

INFORMATION ON THE TARGET CO AND THE TRADEMARKS

The Target Co is a company incorporated in British Virgin Islands by the Company as an intellectual property holding vehicle to hold the ownership of the Trademarks.

The principal assets of the Target Co are the Trademarks, being a portfolio of intellectual property rights comprising various trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin and domain names across multiple jurisdictions where the Melco Resorts Group has operations (including Macau, the Philippines, Cyprus and other territories), covering marks and features including “Melco”, “新濠”, “Morpheus”, “摩珀斯” and related brand names and devices.

The Target Co was newly incorporated and its unaudited net asset value as at 31 March 2026 was approximately US$13.4 million (approximately HK$104.5 million) and the license fee income attributable to the Trademarks for the two financial years ended 31 December 2024 and 31 December 2025 were approximately US$6.0 million (approximately HK$46.8 million) and approximately US$32.7 million (approximately HK$255.1 million), respectively.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction forms part of an intra-group reorganisation of the Group’s intellectual property holdings. The Trademarks are currently used by the Melco Resorts Group in connection with its gaming and non-gaming businesses and activities globally.

The Directors consider that the transfer of the Target Co (and thereby the Trademarks) to the Melco Resorts Group will streamline and simplify the Group’s intellectual property structure by housing the Trademarks in a holding vehicle within the Melco Resorts Group, which is the principal operating platform for the Group’s leisure, gaming and entertainment businesses. This will facilitate more efficient management, protection and enforcement of the Trademarks across multiple jurisdictions by aligning ownership with the operating entities that use the Trademarks in their integrated resort operations, while allowing the Company to continue to benefit from the value and development of the Trademarks through its shareholding of approximately 56.32% in Melco Resorts.

The Company intends to apply the net proceeds from the Transaction towards repayment of a portion of the principal amounts outstanding under an existing banking facility of the Company and towards general working capital. The Transaction provides an opportunity to paydown a material amount of debt and improve the Company’s credit profile.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Sale and Purchase Agreement are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

FINANCIAL EFFECT OF THE TRANSACTION

Prior to the Transaction, the Target Co is a wholly-owned subsidiary of the Company (through the Vendor). Upon Completion, the Target Co will become a wholly-owned subsidiary of Melco Resorts (through the Purchaser). As at the date of this announcement, the Company holds approximately 56.32% of the total issued shares of Melco Resorts. As a result of the Transaction, the Company will hold approximately 56.32% of the Target Co through its shareholding in Melco Resorts. The Transaction is in substance an intra-group reorganisation which would result in a net disposal of approximately 43.68% of the Company’s interest in the Target Co. Upon Completion, the Target Co will remain an indirect subsidiary of the Company and the financial results of the Target Co will continue to be consolidated in the consolidated financial statements of the Company. Accordingly, the Transaction is not expected to result in the recording of any disposal gain or loss in the consolidated statement of profit or loss in the consolidated financial statements of the Company for the year ending 31 December 2026.

INFORMATION ON THE PARTIES

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

The Vendor is a wholly-owned subsidiary of the Company and an investment holding company holding 100% interest in the Target Co.

Melco Resorts, a listed subsidiary of the Company with its ADSs listed on the Nasdaq Global Select Market in the United States of America, is a developer, owner and operator of integrated resort facilities in Asia and Europe. As at the date of this announcement, approximately 56.32% of the total issued shares of Melco Resorts are held by the Company.

The Purchaser is a wholly-owned subsidiary of Melco Resorts and is the holding company of intellectual property for the Melco Resorts Group.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Transaction exceeds 5% but all of the applicable percentage ratios are less than 25%, the Transaction constitutes a discloseable transaction of the Company, and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the connected persons of the Company at the issuer level (as defined in the Listing Rules) hold, in aggregate, less than 10% of the total issued shares of Melco Resorts as at the date of this announcement, excluding any shares in Melco Resorts in which they are deemed to be interested through the Company (if any). Accordingly, the Transaction is an intra-group transaction and does not constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

DEFINITIONS

The following terms have the following meanings in this announcement, unless the context otherwise requires:

“ADSs”	American depositary shares of Melco Resorts

“Board”	the board of Directors

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and having its shares listed and traded on the Main Board of the Stock Exchange

“Completion”	the completion of the Transaction in accordance with the Sale and Purchase Agreement

“Consideration”	the consideration for the Sale Share as specified in the Sale and Purchase Agreement

“Director(s)”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Melco Resorts”

Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, whose ADSs are listed on the NASDAQ Global Select Market in the United States of America

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Purchaser”	MCO (IP) Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Melco Resorts

“Sale and Purchase Agreement”	the share sale and purchase agreement dated 30 April 2026 entered into among the Company, the Vendor and the Purchaser in relation to the Transaction

“Sale Share”	one ordinary share representing 100% of the issued share capital of the Target Co

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Co”	MI IP Licensing Services 2 Limited, a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Vendor as at the date of this announcement

“Trademarks”

all trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolised by, and all registrations, applications for registration, and renewals of, any of the foregoing and domain names and related applications (if any), as set out in the Sale and Purchase Agreement, owned by or are to be owned by the Target Co

“Transaction”	the sale and purchase of the Sale Share pursuant to the Sale and Purchase Agreement

“Vendor”	MI IP Licensing Services 1 Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

“US$”	United States dollars, the lawful currency of The United States of America

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 30 April 2026

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises four Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director), Mr. Chung Yuk Man, Clarence and Mr. Geoffrey Stuart Davis (Chief Financial Officer); and three Independent Non-executive Directors, namely Mr. Tsui Che Yin, Frank, Ms. Karuna Evelyne Shinsho and Mr. Ko Chun Fung, Henry.